UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Puyi Inc.

(Name of Issuer)

Ordinary share, par value $0.001 per share

(Title of Class of Securities)

69373Y109

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69373Y109

1.	Names of Reporting Persons. YU Haifeng
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,240,500. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 40,240,500. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,240,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 44.5%. See Item 4.
12.	Type of Reporting Person: IN

CUSIP No. 69373Y109

1.	Names of Reporting Persons. Worldwide Success Group Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,240,500. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 40,240,500. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,240,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 44.5%. See Item 4.
12.	Type of Reporting Person: CO

CUSIP No. 69373Y109

Item 1(a).	Name of Issuer:

Puyi Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

61F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, People’s Republic of China

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	YU Haifeng; and

ii)	Worldwide Success Group Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. YU Haifeng is 61F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, People’s Republic of China

The principal business address of Worldwide Success Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship:

Mr. YU Haifeng is a citizen of the People’s Republic of China. Worldwide Success Group Limited is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.001 per share

Item 2(e).	CUSIP Number:

69373Y109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 69373Y109

Item 4.	Ownership:

Reporting Person	Amount beneficially owned		Percent of aggregate voting power(3)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition		Shared power to dispose or to direct the disposition
YU Haifeng	40,240,500	(1)	44.5%	40,240,500	(1)	0	40,240,500	(2)	0
Worldwide Success Group Limited	40,240,500	(2)	44.5%	40,240,500	(2)	0	40,240,500	(2)	0

(1)	Represents 40,240,500 ordinary shares held through Worldwide Success Group Limited. Worldwide Success Group Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by YU Haifeng.

(2)	Represents 40,240,500 ordinary share held by Worldwide Success Group Limited, which is a limited liability company incorporated in the British Virgin Islands and is wholly owned by YU Haifeng.

(3)	For each Reporting Person, the percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of 90,472,014 ordinary shares as of December 31, 2022.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

CUSIP No. 69373Y109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YU Haifeng

By:	/s/ YU Haifeng

Worldwide Success Group Limited

By:	/s/ YU Haifeng
YU Haifeng
Director

CUSIP No. 69373Y109

Exhibit Index

Ex.

A	Joint Filing Agreement

CUSIP No. 69373Y109

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the ordinary shares of Puyi Inc. dated as of January 10, 2023 is signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

YU Haifeng

By:	/s/ YU Haifeng

Worldwide Success Group Limited

By:	/s/ YU Haifeng
YU Haifeng
Director

January 10, 2023